Exhibit 99.1

Democratizing Data - Driven Medicine Together Dr. Jurgi Camblong, Co - Founder & CEO J.P. Morgan Healthcare Conference - January 11, 2022

This presentation contains statements that constitute forward - looking statements . All statements other than statements of historical facts contained in this presentation, including statements regarding our future results of operations and financial position, business strategy, products and technology, as well as plans and objectives of management for future operations, are forward - looking statements . Forward - looking statements are based on our management’s beliefs and assumptions and on information currently available to our management . Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward - looking statements due to various factors, including those described in our filings with the U . S . Securities and Exchange Commission . No assurance can be given that such future results will be achieved . Such forward - looking statements contained in this document speak only as of the date of this presentation . We expressly disclaim any obligation or undertaking to update these forward - looking statements contained in this presentation to reflect any change in our expectations or any change in events, conditions, or circumstances on which such statements are based, unless required to do so by applicable law. No representations or warranties (expressed or implied) are made about the accuracy of any such forward - looking statements. No offer to sell or buy This presentation does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. Other material information This presentation does not contain all material information about SOPHiA GENETICS SA. No representations or warranties (expressed or implied) are made regarding the accuracy, completeness or reliability of the information contained in this presentation. Research Use Only SOPHiA GENETICS products are for Research Use Only and not for use in diagnostic procedures, unless specified otherwise. The information included in this presentation is about products that may or may not be available in different countries and, if applicable, may or may not have received approval or market clearance by a governmental regulatory body for different indications for use. Please contact s upport@sophiagenertics.com t o obtain the appropriate product information for your country of residence. Cautionary Notices

We believe there is an unprecedented opportunity to create a wiser and more sustainable healthcare system SOPHiA Σοφία SOF - EE’ - AH : WISDOM of Employees Hold PhDs (1) 2011 500+ Year Founded Employees Globally (1) G E N E VA BO S T O N Headquarters 70+ Countries (1) 30% 790+ Hospitals, Labs & BioPharma Customers (1) A Global, Leading Health Tech Company Pioneering The Data - Driven Medicine Revolution : SOPH 1. As of December 31, 2021

SOPHiA’s Distinguished Team of Industry Leaders The Diverse and Innovative Force Behind Our Company Lara Hashimoto Chief Business Officer Ross Muken Chief Financial Officer Dr. Jurgi Camblong CEO & Co - Founder Melissa Finocchio Chief Regulatory Officer Abhi Verma Chief Technology Officer Daan Van Well General Counsel Dr. Zhenyu Xu Chief Scientific Officer Dr. Philippe Menu Chief Medical Officer Manuela Valente Chief People Officer Peter Casasanto Chief BioPharma Officer

Healthcare’s Challenging Ecosystem Non - Standardized Methods of Data Generation Lead to Data Silos

Our Vision to Deliver a Decentralized Solution Enhancing Patient Care, Diagnosis and Drug Development Today To m o rr o w

• Leverages AI to standardize complex multimodal data • Improves and scales as more data is analyzed • Amplifies network effects • Designed to be safe and secure The SOPHiA DDM TM Platform Our Cloud Native Consumption - Based Platform Developed to Unlock Data Silos and Allow Healthcare Professionals to Work Together Around the World ~920 , 000 Genomic Profiles ~79 ,000 Genomic Profiles ~63% CAGR 2021 2016

Adaptable and Scalable For Data - Driven Clinical Insights Enabled to compute more data volume, support additional data modalities and deploy new applications and functionalities

Potential Applications Span the Oncology Continuum of Care Genomics impact in other categories offers significant opportunity Genomics Germline Genomics Somatic Radiomics Somatic S c r ee n i n g Early De t e c t i o n Di a g n o s i s Therapy Se l e c t i o n Monitoring Cl i n i c a l Trials

One Global, Collaborative Platform Supporting Clinical and BioPharma Solutions Translates data into actionable insights to support clinical experts in their fight against cancers and inherited diseases Revolutionizes drug discovery, clinical development and commercialization of new drugs

Robust Body of Real - World Evidence Momentum to Drive Accelerated Market Adoption Ge n o m i c s Radiomics Multimodal 300+ Peer - Reviewed Publications (1) Peer - Reviewed Publications 127 2021 91 2020 61 2019 28 2018 1. As of December 31, 2021

DEEP - Lung - IV Multimodal Clinical Study Study Outline Multicenter observational study allowing analysis of the aggregation of multimodal data associated with the response to treatment and prognosis of patients with metastatic non - small cell lung cancer Aims to enroll 4,000 patients from approx. 30 sites worldwide Utilizing Machine Learning Models to Predict Response using Baseline Data has Potential to be Transformative Study Objectives Predict treatment response at first evaluation Predict Progression Free Survival (PFS) and Overall Survival (OS) Provide validated predictive models to deploy on CarePath

Introducing CarePath: From Data to Insights to Data - Driven Medicine Transforming Clinical Intelligence and SOPHiA’s Long - Term Opportunity Set More informed and evidence - based clinical decision making More responsive and patient - centric care Predictive and personalized medicine

Better Together Leveraging Strategic Partnerships to Solve Unmet Healthcare Needs C o m bi ne d with Cloud - Based platform Standardize, compute and analyze multimodal health data across hospitals and labs Cloud & On - Prem Analytics Advanced visualization of radiomic data and the versatility of the Edison platform = The Key Enabler Precision health partnership enabling deeper insights and better patient outcomes SOPHiA GENETICS and GE Healthcare A partnership intended to facilitate clinical trial precision and efficiency and make it easier and faster for clinicians to provide the integrated insights they need to stratify, treat and care for their patients more effectively

Continual Enhanced Efficiency

Driven by Powerful Network Effects


More Raw Digital
Health Data Uploaded
More Analyses
Performed
New Healthcare
Institutions
Hospitals
Labs
Cancer Institutes
BioPharma
SOPHiA
GENETICS™
More Patients Benefit From Better
Care Through Data-Driven Medicine
More Anonymized Statistical
Data Insights Accessed

This is Just The Beginning for SOPHiA Market Leader with ~$35bn TAM and Growing ~$35 Billion Total Addressable Market ~$21 Billion Clinical Market ~$14 Billion BioPharma Market

Platform Analysis Volume At All-Time Highs

Record Consumption Despite Market Challenges



~33% Recovery From Q2'20
~32% Decline from COVID-19 Restrictions
9k
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Q1 Q2 Q3 Q4
2016
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2019
2020
2021

SOPHiA GENETICS™

Our Land and Expand Revenue Build A Hallmark Of Our Growth Algorithm Steady growth is fueled by a balanced mix of drivers, de - risking reliance on a singular strategy

Strategic Pillars For Long - Term Success Committed to Attractive Sustainable Growth and Operational Excellence Build Pa rt n e r s hip s Expand Menu of Offerings Increase Usage of Network Extend Network Size Excel Op e r a t i o na ll y Develop BioPharma Market

Our Progress: 2021 Highlights A Milestone Year of Growth and Accomplishments $ 263 mm gross proceeds raised through our IPO & concurrent private placement from GE Healthcare ~140% net dollar retention (vs. 118% avg. of top 50+ cloud companies) <1% customer churn 30+ new products launched including HRD, TSO500 5 new partnerships (GE, OncoDNA, IBEX, Agilent & ARCAGY)

Looking Ahead: Initiating 2022 Revenue Guidance Continued Strong Momentum Expected 16 Q4 2021 New Logos Onboarded $51.5mm – $54.0mm Projected Total 2022 Revenue Range ~66 k 240 k + Q4 2021 Analysis Volume 2021 Analysis Volume

THANK YOU

Q&A Ross Muken Chief Financial Officer Dr. Jurgi Camblong CEO & Co - Founder